UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of October, 2003

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date October 28, 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS GIVEN that the 82nd Annual General Meeting of Coles Myer Ltd. will be held at the Vodafone Arena at Melbourne Park, Swan Street, Melbourne on Wednesday, 26 November 2003 at 10:30 a.m.

BUSINESS

1. Presentations by Chairman and Chief Executive Officer.

2. To consider the financial report of the Company for the financial year ended 27 July 2003 together with the directors' and auditor's reports.

3. To elect Directors.

In accordance with the Company's Constitution:

  Mr Richard H. Allert retires by rotation and offers himself for re-election;

  Dr R. Keith Barton, having been appointed by the Board on 22 July 2003, retires and offers himself for election;

  Mr William P. Gurry retires by rotation and offers himself for re-election;

  Mr Anthony G. Hodgson, having been appointed by the Board on 22 July 2003, retires and offers himself for election;

  Ms Sandra V. McPhee, having been appointed by the Board on 22 July 2003, retires and offers herself for election;

  Mr J. Michael Wemms, having been appointed by the Board on 22 July 2003, retires and offers himself for election.

  To approve, as an ordinary resolution, the issue of 1,500,000 options to the Managing Director and Chief Executive Officer, Mr John E. Fletcher, on the terms outlined in the Notice of Meeting.

PROXIES

1. A shareholder has a right to appoint a proxy and that person need not be a shareholder of Coles Myer Ltd. The appointment may be advised to the Company using the enclosed Proxy Form, by mail or facsimile, or via an Internet service. A shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If you wish to appoint 2 proxies, please obtain a second proxy form by telephoning Computershare Investor Services Pty Limited on 1300 130 278 or International +61 3 9615 5977.

2. If you use the Internet service please note that you can only appoint one person to act as your proxy.

3. Please ensure that your proxy instructions are received not later than 10:30 a.m. Melbourne time on Monday, 24 November 2003, at the Company's share registry, Computershare Investor Services Pty Limited as follows:

In person Level 12, 565 Bourke Street, Melbourne, Vic. 3000

By mail PO Box 4415 Melbourne Vic, 8060 (or use the enclosed reply paid envelope); or

By facsimile +61 3 9473 2457.

Via Internet www.colesmyer.com/investor (to use this facility you will need the enclosed Proxy Form as it contains your Shareholder ID and Personal Identification Number (PIN) required to verify the transmission).

QUESTIONS AND COMMENTS BY SHAREHOLDERS AT THE MEETING

In accordance with the Corporations Act and the Company's past practice, a reasonable opportunity will be given to shareholders at the meeting to ask questions about or make comments on company matters. Shareholders also have the right to ask the auditor or their representative questions relevant to the auditor's report and the conduct of the audit.

RESTRICTIONS ON VOTING

In accordance with the ASX Listing Rules the Company will disregard any votes cast in relation to item 4 by the Chief Executive Officer and an associate of the Chief Executive Officer. However, the Company need not disregard a vote if it is cast by a person or proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting or proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

NOTES

1. Coles Myer Ltd. has determined that a person's entitlement to vote at the Annual General Meeting will, in accordance with the Corporations Act 2001, be the entitlement of that person set out in the register of shareholders as at 10:30 p.m. Melbourne time on Monday 24 November 2003.

2. This means that any holder registered at 10:30 p.m. Melbourne time on Monday 24 November 2003 is entitled to attend and vote at the Annual General Meeting.

3. ReCAPS shares confer on the holder an entitlement to attend the meeting, but not to vote on the resolutions.

By Order of the Board

Tim Hammon

Secretary

8 October 2003

EXPLANATORY NOTES

Item 3 - Election of Directors

Mr Allert and Mr Gurry retire by rotation in accordance with the Company's constitution. Each of these directors offers themselves for re-election. Mr Richard M. Charlton also retires in accordance with the Company's constitution, and does not offer himself for re-election.

Dr Barton, Mr Hodgson, Ms McPhee and Mr Wemms were each appointed as additional directors on 22 July 2003 and, in accordance with the Company's constitution, hold office only until the Annual General Meeting. Each of them offers themselves for election as a director.

The Board recommends that shareholders vote in favour of the resolutions electing directors.

The following information has been provided by each candidate in support of their election as a director.

Mr Richard H. Allert

Chairman

FCA Age 60

(Appointed Director 1995, Chairman from 10 October 2002)

Mr Allert has had a distinguished career as a Chartered Accountant. He is the Chairman of AXA Asia Pacific Holdings Limited, The AustralAsia Railway Corporation and Voyages Hotels & Resorts Pty Ltd. Mr Allert is a director of the Australia Business Arts Foundation and a member of the Australia Council's Major Performing Arts Board, and has held positions with a number of government instrumentalities and community organisations over many years.

Dr R. Keith Barton

Non-executive Director

BSc, PhD (UNSW), FTSE Age 63

Dr Barton is a former Chief Executive Officer and Managing Director of James Hardie Industries Ltd, after holding a variety of executive positions at CSR Ltd. Dr Barton's current directorships include Tower Ltd, Citect Corporation Ltd and Amcor Ltd. He is also a Council Member of the Royal Blind Society NSW. Dr Barton's previous Board appointments include Goodman Fielder Ltd (Chairman), F H Faulding Ltd and Colonial Ltd.

William P. Gurry, AO

Non-executive Director

LLB Age 56

(Appointed Director 2001)

Mr Gurry was the immediate former Executive Chairman of one of Australia's foremost investment banks, UBS Warburg. Prior to that he was that firm's Managing Director. He has had an outstanding career in the Australian finance sector, being a former Managing Director of Capel Court Corporation, National Mutual Royal Bank Limited and Executive Director of Australian Bank Limited. Prior to his time at UBS Warburg, Mr Gurry developed his own diverse financial consulting practice and held a number of directorships, including Normandy Limited, Chairman of Ericsson Australia, Deputy Chairman of BRL Hardy Limited and Chairman of AIDC Limited. Mr Gurry has also held a number of community interest roles. He is a former Deputy Chairman of the Australian Film Commission, a former Director of the Australian Film Finance Corporation and former Trustee of the National Gallery of Victoria. He is currently a Director of the Financial Markets Foundation for Children, and the St. Vincent's and Mercy Private Hospital. He is also Chairman of GS Private Equity, one of Australia's largest private equity firms.

Mr Anthony G. Hodgson

Non-executive Director

FCA FAICD Age 63

Mr Hodgson was a co-founder of the specialist chartered accounting firm, Ferrier Hodgson, from which he retired in 2000 after 24 years. His role included the evaluation and implementation of marketing and business strategies to achieve major corporate restructures and turnarounds. Mr Hodgson's current Board appointments include HSBC Bank Australia Ltd; HSBC Asset Management (Australia) Limited (Chairman), Tabcorp Holdings Ltd (Deputy Chairman) and Victoria Rugby Union (Chairman Advisory Board). He also acts as a consultant to Ferrier Hodgson. Mr Hodgson's previous directorships include Melbourne Port Corporation (Chairman) and Victorian TAB (Chairman).

Ms Sandra V. McPhee

Non-executive Director

Dip. Ed, FAICD Age 57

Ms McPhee, currently Group General Manager Alliances with Qantas Airways Limited, has extensive executive leadership experience in sales, marketing and consumer roles. Ms McPhee held a variety of positions with Pan American Airways Ltd before serving as Chief Executive of the Traveland Retail Group and Director of Sales at Ansett Australia. Ms McPhee joined Qantas in 1994 where she has held the positions of Executive General Manager Sales, Group General Manager UK/Europe/South East Asia and Group General Manager Marketing. Ms McPhee's Board appointments include Australia Post, Primelife Corporation Limited, CARE Australia and St Vincents and Mater Health. She is a Council Member of Chief Executive Women. Ms McPhee's previous non-executive positions include Deputy Chair South Australia Water and director Tourism Council Australia.

Mr J. Michael Wemms

Non-executive Director

BA, MBA Age 63

Mr Wemms has extensive retail and Board experience in the United Kingdom. He is a former Director of Tesco plc and the Chairman of House of Fraser plc. Mr Wemms worked at Tesco from 1972-2000 in a range of positions, including Store Manager, Retail Managing Director, Personnel Director and Store Operations Director. He was a Director of Tesco plc from 1989-2000 and a part-time adviser to the company from 2001-2003. In his executive roles at Tesco, Mr Wemms lead cultural change and helped shape convenience retailing in the UK through the establishment of the Express petrol venture. He has been a director of the UK Department Store Group, House of Fraser plc, since 1996 and Chairman since 2001. Mr Wemms is a member of the MBA Advisory Board at Cranfield University and spent five years as a Visiting Professor at Bristol University Business School.

Item 4 - Grant of options to the Managing Director and Chief Executive Officer

Item 4 seeks approval for a grant of 1,500,000 options to Mr John E. Fletcher, the Managing Director and Chief Executive Officer of the Company.

A key element of the Company's strategy going forward is the recruitment, development and retention of highly qualified and experienced executives. To help achieve this the Company recently sought independent expert advice in relation to its senior executive reward strategy.

Having considered that advice the directors believe that the proposed grant of options to the CEO, for which approval is sought, is reasonable having regard to the Company's circumstances, the responsibilities of the CEO, comparable performance incentives for other major listed companies and the importance of successful management and growth of the Company's business.

The proposed grant of options will, if approved, be granted to Mr Fletcher in addition to the options granted to him at the time he commenced employment with the Company. As disclosed to shareholders in the 2001 Notice of Annual General Meeting, the options granted to Mr Fletcher at the time he joined the Company totalled 2,500,000 over a five year period. Those options have an exercise price of $6.33, being the average closing price of the Company's ordinary shares over the 20 business days prior to the announcement of Mr Fletcher's appointment on 16 August 2001. Of those options, two tranches of 500,000 each have now vested, with three annual tranches of 500,000 each remaining.

It is proposed that the options will be granted by the Board following receipt of shareholder approval, and will be exercisable over a three year period. Consistent with the options granted to Mr Fletcher at the time he commenced employment with the Company, a tranche of 500,000 options will become exercisable on each of 9 September 2004, 9 September 2005 and 9 September 2006 subject to satisfaction of one, or both, of two performance hurdles.

The ASX requires, under Listing Rule 10.14, that shareholders approve the grant of securities to a director. Accordingly, shareholder approval is sought to the grant of 1,500,000 options, each over one ordinary share in the Company, to Mr Fletcher on the terms set out below.

Mr Fletcher is the only director for whom approval is sought. He is the only director entitled to be granted options over the Company's ordinary shares and participate in the Coles Myer Executive Share Option Plan.

Exercise Price

When Mr Fletcher exercises his options granted pursuant to this resolution the price he must pay for each share he acquires will be the weighted average price of the Company's ordinary shares traded on the ASX on the five business days prior to (but excluding) the date of the 2003 Annual General Meeting.

Performance Hurdle

Consistent with the options granted to Mr Fletcher at the time he commenced employment with the Company, the performance hurdles will be based on relative total shareholder return ("RTSR") in the 50th percentile, or better, in the top 50 industrials listed on the ASX (the "comparator group"), or a minimum required earnings per share growth expressed as a compound annual growth rate ("EPSG"), whichever would enable the greater number of options to be exercised. The performance hurdles will be measured as at the end of the immediately preceding financial year, each of which is called a "Test Date".

TSR measures the return a shareholder obtains from shares in a company in a defined period which takes into account various matters such as changes in the value of the shares as well as dividends on the shares. RTSR is a comparative measure based on ranking the Company's TSR performance against the TSR performance of other companies in the comparator group.

The Company's performance will be given a percentile ranking having regard to its performance compared with the performance of each of the companies in the comparator group (the highest ranking company being ranked at the 100th percentile).

If the Company's ranking is below the 50th percentile no options will be exercisable under this performance hurdle. If the Company's ranking reaches the 50th percentile on a Test Date, 50% of the options in the relevant tranche will become exercisable. All options in a tranche will become exercisable if the Company's ranking on a Test Date reaches the 65th percentile. The number of options in a tranche which become exercisable increases proportionally if the Company ranks between the 50th percentile and the 65th percentile on a Test Date.

The EPSG performance hurdle involves a comparison between the earnings per share of the Company's shares ("EPS") over the relevant financial year and the publicly reported EPS for the 2002/3 financial year ("Base EPS"). EPSG is the extent to which the cumulative EPS for the relevant financial year exceeds the Base EPS expressed as a compound per annum growth rate expressed as a percentage.

If the Company's EPSG is less than 12.5% pa compound no options will be exercisable under this performance hurdle. If the Company's EPSG is 12.5% pa compound, 50% of the options in the tranche will become exercisable. All of the options in a tranche will become exercisable if the EPSG equals or is greater than 15% pa compound. The number of options which will become exercisable increases proportionally if the EPSG is between 12.5% pa compound and 15% pa compound.

To the extent that RTSR or EPSG is not achieved, those options in respect of which the performance hurdle is not satisfied will be carried forward to be retested on the next Test Date.

Exercise Period

The exercise period for a tranche of options commences on the date that one, or both, performance hurdles for the tranche are satisfied and ends on the expiry date of the options. If an option becomes exercisable it may be exercised at any time prior to the expiry date.

Cessation of employment

If Mr Fletcher's employment with the Company ceases before 9 September 2006 for any reason Mr Fletcher will, in general, be entitled, on 9 September following cessation of employment, to exercise a number of options (following application of the performance hurdles) pro-rated on the basis of the date of cessation of employment.

Expiry of options

Unless the Board decides otherwise, each option will lapse, if not exercised, on the date which is one year after Mr Fletcher ceases employment with the Company.

Other terms

No financial assistance will be provided by the Company to Mr Fletcher in connection with the grant of options.

Options are only transferable with the consent of the Board.

Shares acquired on exercise of the options will be of the same class and will rank equally with all ordinary shares on issue at the date of exercise, except in relation to rights which attach to shares as a result of a record date occurring before the exercise of options.

The options will be on terms that address the impact of changes in capital structure following rights issues, bonus issues or other reconstructions of capital. Mr Fletcher will, in general, not be able to participate in any new issue of securities of the Company as a result of holding options. However, the number or exercise price of the options may be adjusted to take account of such new issues. If a takeover bid (within the meaning of the Corporations Act) is made to acquire the Company's issued shares, the directors may determine that options may be exercised.

Details of options which have been granted (including to Mr Fletcher) are set out in the Annual Review and Financial Report. Mr Fletcher is presently the only executive director of the Company. If any future executive director is to participate in a grant of options the Company would seek shareholder approval to such participation as required by the Corporations Act and the ASX Listing Rules.

The directors (other than Mr Fletcher) recommend that shareholders vote in favour of the resolution.